UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Limbach Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53263P 105

(CUSIP Number)

1347 Investors LLC

150 Pierce Road, 6th Floor

Itasca, IL 60143

(847) 700-8064

Copy to:

Joel L. Rubinstein, Esq.
Elliott M. Smith, Esq.

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166-4193

(212) 294-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53263P 105
1	NAMES OF REPORTING PERSONS 1347 Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,441,015(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,441,015(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,441,015(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON (see instructions) CO

(1) Includes 1,597,500 shares of Common Stock underlying convertible securities.

CUSIP No. 53263P 105
1	NAMES OF REPORTING PERSONS 1347 Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 53263P 105
1	NAMES OF REPORTING PERSONS Larry G. Swets, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 4,441,015(1)(2)
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 4,441,015(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,451,015(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.15%
14	TYPE OF REPORTING PERSON (see instructions) IN

(1) The reporting person disclaims beneficial ownership of the shares.

(2) Includes 1,597,500 shares of Common Stock underlying convertible securities.

CUSIP No. 53263P 105
1	NAMES OF REPORTING PERSONS D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,441,015(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,441,015(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,441,015(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

(1) The reporting person disclaims beneficial ownership of the shares.

(2) Includes 1,597,500 shares of Common Stock underlying convertible securities.

CUSIP No. 53263P 105
1	NAMES OF REPORTING PERSONS Hassan R. Baqar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

END OF COVER PAGES

The Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and restates, where indicated, the statement on Schedule 13D relating to the common stock, $0.0001 par value per share (the “Common Stock”) of Limbach Holdings, Inc., a Delaware corporation (f/k/a 1347 Capital Corp.) (the “Issuer”) filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2014 (the “Initial Schedule”), as amended and restated by the Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on February 25, 2015. Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings given to them in the Initial Schedule.

This Amendment No. 2 is being made to reflect changes in beneficial ownership as a result of certain transactions effected in the Issuer’s Common Stock. Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons on the Initial Schedule.

ITEM 1.	SECURITY AND ISSUER

The Issuer’s principal executive offices are located at 31-35th Street, Pittsburgh, Pennsylvania 15201.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by 1347 Investors LLC (the “Sponsor”), 1347 Capital LLC (the “Manager”), Larry G. Swets, Jr., D. Kyle Cerminara and Hassan R. Baqar (together, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons other than Mr. Cerminara is 150 Pierce Road, 6th Floor, Itasca, IL 60143. The business addresses for Mr. Cerminara are c/o Fundamental Global Investors, LLC, 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209; c/o Ballantyne Strong, Inc., 13710 FNB Parkway, Suite 400, Omaha, Nebraska 68154; and 131 Plantation Ridge Dr., Suite 100, Mooresville, North Carolina 28117.

(c) The principal business of each of the Reporting Persons is as follows:

Name	Principal Business
1347 Investors LLC	Private investment firm.
1347 Capital LLC	Private investment firm.
Larry G. Swets, Jr.	Member of the Board of Directors of the Issuer. A manager of the Sponsor. A manager of the Manager. President, Chief Executive Officer and Director of Kingsway Financial Services Inc.
D. Kyle Cerminara

A manager of the Sponsor.

Chief Executive Officer, Partner and Manager of Fundamental Global Investors, LLC.

Chief Executive Officer and Executive Chairman of the Board of Directors of Ballantyne Strong, Inc. (“BTN”).

The principal business of Fundamental Global Investors, LLC is to serve as a registered investment advisor. The business address of Fundamental Global Investors, LLC is 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209.

BTN is a Delaware corporation, with its principal executive offices located at 13710 FNB Parkway, Suite 400, Omaha, Nebraska 68154. BTN and its subsidiaries engage in diverse business activities including the design, integration and installation of technology solutions for a broad range of applications; development and delivery of out-of-home messaging, advertising and communications; manufacturing of projection screens; and providing managed services including monitoring of networked equipment. BTN focuses on serving the cinema, retail, financial, and government markets.

Hassan R. Baqar	President of the Sponsor. A manager of the Manager. Vice President of Kingsway Financial Services Inc.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The individual Reporting Persons are all citizens of the United States of America. The Sponsor and Manager were both formed under Delaware law.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	PURPOSE OF THE TRANSACTION

In connection with the lead up to the Issuer’s business combination (the “Business Combination”), conducted pursuant to the Agreement and Plan of Merger, dated March 23, 2016 (as amended, the “Merger Agreement”), by and among the Issuer, Limbach Holdings LLC and FdG HVAC LLC, the Sponsor engaged in the following transactions.

On July 14, 2016 and July 15, 2016, the Sponsor purchased an aggregate of 288,401 shares of Common Stock in the open market.

On July 19, 2016, the Sponsor purchased an aggregate of 1,333,314 shares of Common Stock from certain stockholders of the Issuer at $10.00 per share pursuant to stock purchase agreements (the “Stock Purchase Agreements”). The description of the Stock Purchase Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of thereof, which are included as Exhibits 1, 2, 3, 4 and 5 to this Amendment No. 2 and is also incorporated by reference herein. On July 19, 2016, the Sponsor also sold 15,000 shares of Common Stock at $10.00 per share.

On July 20, 2016, the Issuer consummated the Business Combination.

On July 20, 2016, pursuant to the terms of the Merger Agreement, the Issuer issued and sold to the Sponsor 400,000 shares of Class A preferred stock (the “Preferred Stock”) at $25 per share for an aggregate of $10,000,000. Each share of Preferred Stock may be converted (at the holder’s election) into 2.00 shares of common stock (as may be adjusted for any stock splits, reverse stock splits or similar transactions), representing a conversion price of $12.50 per share of Common Stock; provided, that such conversion is in compliance with the Issuer’s listing requirements with NASDAQ, if its shares are listed at such time. The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 29, 2016 and incorporated herein by reference.

On July 20, 2016, the Sponsor transferred an aggregate of 31,000 Insider Shares to certain of the Issuer’s stockholders (the “Insider Share Transferees”) pursuant to share purchase and transfer agreements (the “Share Purchase and Transfer Agreements”) in consideration of the Insider Share Transferees’ purchases of shares of Common Stock in the open market in connection with the consummation of the Business Combination. The description of the Share Purchase and Transfer Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of thereof, which are included as Exhibits 7, 8, 9 and 10 to this Amendment No. 2 and are also incorporated by reference herein.

On July 18, 2016, the Sponsor purchased in the open market an aggregate of 340,000 warrants of the Issuer, each exercisable for one-half of one share of Common stock at an exercise price of $11.50 per whole share (the “Public Warrants”). On July 27, 2016 the Sponsor purchased in the open market an aggregate of 57,000 Public Warrants.

On August 3, 2016, the Sponsor transferred, pursuant to the terms of certain letter agreements (the “Letter Agreements”), an aggregate of 100,000 $15 Exercise Price Sponsor Warrants to the lenders party thereto (the “Lenders”), in furtherance of certain loan and security agreements (the “Loan Agreements”) entered into by and between the Sponsor and the Lenders and certain other lenders.

The description of the Loan Agreements and Letter Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of thereof, which are included as Exhibits 11, 12, 13, 14, 15, 16, 17, 18, 19 and 20 to this Amendment No. 2 and are also incorporated by reference herein.

ITEM 5.	INTERESTS OF SECURITIES OF THE ISSUER.

(a) and (b) The information contained on the cover pages to this Amendment No. 2 is incorporated herein by reference.

On July 18, 2016, pursuant to the amendment and restatement of the Sponsor’s Limited Liability Company Agreement (the “Amendment”), Larry G. Swets, Jr. and D. Kyle Cerminara became the managers of the Sponsor, and acting by unanimous written consent they exercise voting and dispositive control over the securities held by the Sponsor.

On July 18, 2016, due to the Amendment, 1347 Capital LLC is no longer the managing member of the Sponsor. As a result, 1347 Capital LLC and Hassan R. Baqar are no longer deemed to beneficially own the securities held by the Sponsor.

(c) Except for the transactions described in Items 3, 4, 5 or 6 of this Amendment No. 2, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock.

(d) None.

(e) On July 20, 2016, 1347 Capital LLC and Hassan R. Baqar each ceased to be a beneficial owner of more than five percent of the Issuer’s Common Stock. The reporting obligations of 1347 Capital LLC and Hassan R. Baqar with respect to the Issuer’s Common Stock pursuant to Section 13(d) of the Act and the rules and regulations promulgated thereunder are therefore terminated.

Item 6.              CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7.               MATERIAL TO BE FILED AS EXHIBITS

1	Stock Purchase Agreement, dated July 14, 2016, by and between each of the sellers listed on the signature pages thereto, the Sponsor, Continental Stock Transfer & Trust Company, in its capacity as transfer agent and escrow agent, and 1347 Capital Corp.

2	Stock Purchase Agreement, dated July 14, 2016, by and between Brookdale International Partners, L.P., the Sponsor, Continental Stock Transfer & Trust Company, in its capacity as transfer agent and escrow agent, and 1347 Capital Corp.

3	Stock Purchase Agreement, dated July 14, 2016, by and between Brookdale Global Opportunity Fund, the Sponsor, Continental Stock Transfer & Trust Company, in its capacity as transfer agent and escrow agent, and 1347 Capital Corp.

4	Stock Purchase Agreement, dated July 15, 2016, by and between each of the sellers listed on the signature pages thereto, the Sponsor, Continental Stock Transfer & Trust Company, in its capacity as transfer agent and escrow agent, and 1347 Capital Corp.

5	Stock Purchase Agreement, dated July 18, 2016, by and between Polar Multi-Strategy Master Fund, the Sponsor, Continental Stock Transfer & Trust Company, in its capacity as transfer agent and escrow agent, and 1347 Capital Corp.

6	Agreement and Plan of Merger, dated March 23, 2016, by and among the Issuer, Limbach Holdings LLC and FdG HVAC LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on March 29, 2016).

7	Share Purchase and Transfer Agreement, dated July 18, 2016, by and between Dane Capital LLC and the Sponsor.

8	Share Purchase and Transfer Agreement, dated July 14, 2016, by and between Marvin Boris and the Sponsor.

9	Share Purchase and Transfer Agreement, dated July 18, 2016, by and between Palm Global Small Cap Fund and the Sponsor.

10	Share Purchase and Transfer Agreement, dated July 18, 2016, by and between David Capital Partners Fund, LP and the Sponsor.

11	Loan and Security Agreement, dated July 18, 2016, by and between American Service Insurance Company, Inc. and the Sponsor.

12	Loan and Security Agreement, dated July 18, 2016, by and between IWS Acquisition Corp and the Sponsor.

13	Loan and Security Agreement, dated July 18, 2016, by and between Jemada Holdings LLC and the Sponsor.

14	Loan and Security Agreement, dated July 18, 2016, by and between Doug Levine 2012 Childrens Trust and the Sponsor.

15	Loan and Security Agreement, dated July 18, 2016, by and between Kingsway Amigo Insurance Company Trust and the Sponsor.

16	Loan and Security Agreement, dated July 18, 2016, by and between Robert D. Goldstein and the Sponsor.

17	Loan and Security Agreement, dated July 18, 2016, by and between GrizzlyRock Value Partners, LP and the Sponsor.

18	Letter Agreement, dated July 18, 2016, by and between GrizzlyRock Value Partners, LP and the Sponsor.

19	Letter Agreement, dated July 18, 2016, by and between Jemada Holdings LLC and the Sponsor.

20	Letter Agreement, dated July 18, 2016, by and between Doug Levine 2012 Childrens Trust and the Sponsor.

21	Joint Filing Agreement, dated August 5, 2016.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2016

1347 Investors LLC

By:	/s/ Larry G. Swets, Jr
Name: Larry G. Swets, Jr.
Title: Manager

1347 Capital LLC

By:	/s/ Larry G. Swets, Jr
Name: Larry G. Swets, Jr.
Title: Manager

Larry G. Swets, Jr.

/s/ Larry G. Swets, Jr
Larry G. Swets, Jr., individually

D. Kyle Cerminara

/s/ D. Kyle Cerminara
D. Kyle Cerminara, individually

Hassan R. Baqar

/s/ Hassan R. Baqar
Hassan R. Baqar, individually